# SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management Trust.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024
TOGETHER WITH INDEPENDENT AUDITORS' REPORT



# PRIDA GUIDA & PEREZ, P.A.

### CERTIFIED PUBLIC ACCOUTANTS
2504 W. Kathleen Street
Tampa, FL 33607

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
Saturn Capital, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saturn Capital, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-3 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Prida, Guida & Perez, P.A.*

Prida, Guida & Perez, P.A.
Tampa, Florida
February 24, 2025

We have served as Saturn Capital, Inc.'s auditor since 2023.

# SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management Trust)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

Table of Contents

# SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2024

### ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 553,431 |
| Accounts receivable | | 227,500 |
| Prepaid expenses | | 15,310 |
| TOTAL CURRENT ASSETS | | 796,241 |
| | | |
| **TOTAL ASSETS** | $ | **796,241** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| **LIABILITIES** | | |
| Due to affiliate | $ | 129,788 |
| State income taxes payable | | 456 |
| TOTAL LIABILITIES | | 130,244 |
| | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $1.00 par value: | | |
| Authorized - 300,000 shares | | |
| Issued and outstanding - 12,650 shares | | 12,650 |
| Capital in excess of par value | | 404,591 |
| Retained earnings | | 248,756 |
| | | |
| TOTAL STOCKHOLDER'S EQUITY | | 665,997 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | **796,241** |

The accompanying footnotes are an integral part to the financial statements

# SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---:|---:|
| REVENUES: | | |
| Commissions | $ | 418,504 |
| Interest income | | 33,414 |
| Total revenues | | 451,918 |
| | | |
| OPERATING EXPENSES: | | |
| Management fees | | 466,900 |
| Commissions | | 100,001 |
| Filing fees | | 18,846 |
| Legal and accounting fees | | 25,151 |
| Rent expense | | 8,103 |
| Computer expense | | 3,466 |
| Other expenses | | 270 |
| | | |
| Total operating expenses | | 622,737 |
| | | |
| Net loss from operations and before state taxes | | (170,819) |
| | | |
| State income tax benefit | | 2,620 |
| | | |
| NET LOSS | $ | (168,199) |

The accompanying footnotes are an integral part to the financial statements

3

# SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2024

|  | Common Stock | Capital in Excess of Par Value | Retained Earnings | Total |
|---|---|---|---|---|
| Beginning balance, January 1, 2024 | $ 12,650 | $ 404,591 | $ 416,955 | $ 834,196 |
| Net loss | - | - | (168,199) | (168,199) |
| Ending balance, December 31, 2024 | $ 12,650 | $ 404,591 | $ 248,756 | $ 665,997 |

The accompanying footnotes are an integral part to the financial statements

# SATURN CAPITAL, INC.
### (a wholly-owned subsidiary of Saturn Asset Management, Inc.)

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---|---:|
| NET LOSS | $ | (168,199) |
| | | |
| Adjustments to reconcile net income to net cash | | |
|   used for operating activities | | |
| | | |
|   Increase in assets: | | |
|     Accounts receivable | | (227,500) |
|     Prepaid expenses | | (2,087) |
|   Increase/(decrease) in liabilities: | | |
|     Due to affiliate | | 69,636 |
|     State income taxes payable | | (3,076) |
| | | |
|   NET CASH USED IN OPERATING ACTIVITIES | | (331,226) |
| | | |
|   NET DECREASE IN CASH AND CASH EQUIVALENTS | | (331,226) |
| | | |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 884,657 |
| | | |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | **$** | **553,431** |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

| | | |
|---|---|---:|
| Cash paid during the year for: | | |
|   Taxes | $ | 456 |

# SATURN CAPITAL, INC.

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2024

(1)    ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999, the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI).  On June 7, 2000, Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

On January 24, 2024, the "Company" entered a Reorganization and Redomicile Agreement and Plan of Business Combination (the "Agreement") with its parent companies, Saturn Asset Management, Inc. and Saturn Asset Management Trust and its trustees. The Agreement combines the Company with Saturn Asset Management, Inc., and redomiciles the combined entity, Saturn Capital, Inc., to Nevada from Massachusetts. Saturn Asset Management Trust, was also redomiciled to Nevada from Massachusetts and will act as the sole parent to the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    *Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b)    *Credit Risk*

Financial instruments that potentially subject the Company to the concentration of credit risk consist primarily of temporary cash investments.  The Company has placed its temporary cash investments with a highly rated financial institution.  The balances in those accounts may exceed the FDIC insured limit.

All revenues earned during the year ended December 31, 2024, were from one customer, Third Pole, Inc., a related party.

(c)    *Estimates and Assumptions*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses.  Actual results could differ from those estimates.

(d)    *Commissions*

The Company earns commissions for private placement services. Commissions are recorded at a point in time upon the closing of a round of financing.

# SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

*(d)    Commissions (continued)*

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). For the year ended December 31, 2024, all commissions recognized on the Company's statement of operations were earned as fees for private placement contracts; none of which were recognized as deferred revenue.

*(e)   Accounts Receivable*

The Company uses the reserve for credit losses method of valuing accounts receivable, which is based on historical experience, a review of the current status of existing receivables and an analysis of supportable forecasts concerning future expected collections. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for credit losses based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for credit losses and a credit to trade receivables. As of December 31, 2024, the Company determined no allowance for credit losses was necessary.

## (3)    INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its parent's (SAMT) shareholders.

The Company files income taxes as part of a consolidated group. Its share of state income taxes for 2024 was estimated to be an income tax benefit of $2,620. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2024, the Company's federal and state income tax returns generally remain open for the last three years.

## (4)    NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $423,187, that was $373,187 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .3078 to 1.

# SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(5)    RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2024, the Company incurred a management fee of $181,400. The Company owed $99,788 to SMLLC at December 31, 2024, which is recorded in due to affiliate.

The Company has a consulting agreement with Saturn Advisors PR LLC (SAPR), an affiliated company. The Company is assessed consulting and service fees for professional time and administrative expenses. For the year ended December 31, 2024, the Company incurred consulting and advisory fees of $285,500 of which $30,000 remained unpaid. The unpaid amount is recorded in due to affiliate.

The Company acts as a placement agent for Dexco Investors I, LLC and Dexco Investors II, LLC (together, "Dexco Entities"), both affiliates of the Company. The Company earns no commissions or fees with regards to its arrangement with the Dexco Entities.

The Company acts as a placement agent for Third Pole, Inc. ("Third Pole"). The President and CEO of the Company is considered a related party to Third Pole as he serves as a member of its board of directors. For the year ended December 31, 2024, the Company earned commissions of $418,504 and, as of December 31, 2024, held an accounts receivable balance of $227,500 from Third Pole.

From time to time, the Company enters into placement agreements with customers whereby as part of the compensation for its placement services, the Company is also granted warrants to purchase equity of its customers. Additionally, the Company may have certain agreements with subagents whereby the subagents have rights to a percentage of such warrants. The Company has a warrant assignment agreement in place with SMLLC, assigning SMLLC the Company's rights and obligations to any such warrants. Accordingly, since the Company has no rights or obligations related to the warrants, no amounts are recorded in the accompanying financial statements. No warrants were received or assigned by the Company during the year ended December 31, 2024.

The terms and amounts of the related party transactions may not be indicative of terms and amounts that would have been incurred had these transactions been entered into with unrelated parties.

(6)    SEGMENT REPORTING

The Company operates as a single reportable segment focused on the sale of private placements to qualified investors. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Because the Company operates as a single reportable segment, the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

# SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(7)     SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2025, the date the financial statements were available to be issued and have determined that there are no subsequent events that require disclosure.

# SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2024

# SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2024

| | | |
|---|---|---:|
| **NET CAPITAL** | | |
| Total stockholder's equity | $ | 665,997 |
| | | |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Accounts receivable | | (227,500) |
| Prepaid expenses | | (15,310) |
| | | |
| Net capital | **$** | **423,187** |
| | | |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statements of financial condition: | | |
| Accounts payable | $ | 129,788 |
| State income taxes payable | | 456 |
| | | |
| Total aggregate indebtedness | $ | 130,244 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ | 50,000 |
| | | |
| Excess net capital | **$** | **373,187** |
| | | |
| Ratio: Aggregate indebtedness to net capital | | .3078- 1 |